

SECURITIES AND EXCHANGE COMMISSION 03054728
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~33033~~ 50520

RECEIVED MAR 2 8 2003 SEC MAIL PROCESSING SECTION WASH, D.C. 181

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL RESOURCE FINANCIAL SERVICES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 WEST ADAMS STREET, SUITE 1800
(No. and Street)

CHICAGO	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARYTERESE LUPSTEIN (312) 575-1842
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 21 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARYTERESE LUPSTEIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL RESOURCE FINANCIAL SERVICES LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

ROSLYN S. HARPER
NOTARY PUBLIC, STATE OF NEW YORK
No. 01HA6070734
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
MAR 28 2003
WASH. D.C.
181
SECTION

CAPITAL RESOURCE FINANCIAL SERVICES LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2002

CAPITAL RESOURCE FINANCIAL SERVICES LLC

INDEX



KAUFMANN, GALLUCCI & GRUMER LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Member of Capital Resource Financial Services LLC:

We have audited the accompanying statement of financial condition of Capital Resource Financial Services LLC as of December 31, 2002 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Capital Resource Financial Services LLC as of December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

March 13, 2003

Kaufmann Gallucci & Grumer LLP

One Battery Park Plaza •New York, NY 10004 •Tel: (212) 269-0572 •FAX: (212) 968-1279

CAPITAL RESOURCE FINANCIAL SERVICES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$	334,115
Cash segregated under federal regulations		895,957
Due from clearing brokers		328,775
Accounts receivable, net of allowance of $327,665		292,828
Other assets		3,300
	$	1,854,975

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Due to customers	$	1,150,683
Due to affiliate		75,599
		1,226,282
Member's equity		628,693
	$	1,854,975

The accompanying notes are an integral part
of this financial statement.

CAPITAL RESOURCE FINANCIAL SERVICES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Capital Resource Financial Services LLC (the Company) was formed on August 27, 1997 as Capital Resource Investments III, a limited liability company. Its name was subsequently changed to Capital Resource Financial Services LLC on October 8, 1998. The Company is a wholly-owned subsidiary of CR Holdings, LLC (the Parent) and is economically dependent on the Parent and its affiliates.

The Company is a broker-dealer in securities, which is regulated by industry rules developed through the Securities Exchange Act of 1934 and rules and regulations of the National Association of Securities Dealers. The Company clears all securities transactions through clearing brokers on a fully disclosed basis. The Company has no direct trading activities as a dealer, rather it acts as an introducing broker.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

As more fully described in Note 6, the Company records commission income and related consulting and commission recapture expense on a trade date basis.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instruments, approximate current fair value.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits.

Accounts receivable are shown at estimated net realizable value. The allowance for uncollectible accounts is the amount which in the opinion of management will be adequate to absorb potential losses in the accounts receivable portfolio. Accounts are charged off against the allowance when management believes collectibility is unlikely.

NOTE 2 - CONTINUED

Under the applicable provisions of the Internal Revenue Code, the Company is generally not subject to federal corporate income taxes, nor is the Parent. Instead, the members of the Parent are liable for individual federal income taxes on their respective shares of the Parent's taxable income, which includes the Company's income. The tax bases of assets and liabilities are consistent with the current reported bases.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less.

The Company is required to maintain a deposit with a clearing broker of $25,000, which is included in cash.

NOTE 4 - CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $895,957 has been segregated in a special reserve bank account for the benefit of customers pursuant to rule 15c3-3 of the Securities and Exchange Commission.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day. At December 31, 2002, the Company had net capital of $332,565 which was $82,565 in excess of the required minimum net capital at that date of $250,000. The Company's aggregate indebtedness to net capital ratio was 3.7 to 1.

NOTE 6 - RELATED PARTY TRANSACTIONS

An affiliate provides investment performance evaluation, consulting, research, and related services to employee benefit plan sponsors and investment advisors throughout the United States. The affiliate's investment performance services are paid on a soft-dollar basis (see next paragraph) from commissions on trades conducted through the Company. Most of the Company's trading volume relates to trades with these customers.

NOTE 6 - CONTINUED

Payment for the above services and other costs incurred on behalf of the Company's clients are funded by the allocation of an agreed upon portion of commission revenue for these purposes ("commission recapture") from its customers. Commission recapture expense is recorded simultaneously with the recognition of commission income. Consulting fees are recognized as a reduction of commission recapture when the affiliate presents its charge for services rendered to the Company. The Company is economically dependent on the Parent and its affiliates as a result of the above relationship.

The above transactions are recorded on a trade date basis.

The Company has agreed to pay management fees and other expenses to the affiliate to cover administrative support, salaries, office space, and utilities.

NOTE 7 - MAJOR CUSTOMER

The Company had one major customer for the year ended December 31, 2002, which comprised 18.5% of total commissions earned by the Company.

NOTE 8 - SUBSEQUENT EVENTS

In February 2003, the Parent entered into an agreement to sell substantially all of the assets related to the Company's business to a major bank.